Exhibit 4
Direct Number: (216) 586-7035
ceblack@jonesday.com
December 2, 2009
VIA FACSIMILE AND ELECTRONIC MAIL
William R. Baldiga, Esq.
Brown Rudnick LLP
One Financial Center
Boston, Massachusetts 02111
     Re:     In re MES International, Inc., et al. Case No. 09-14109
Dear Mr. Baldiga:
     As you are aware, Jones Day represents Stephen W. Bershad, who holds approximately 13.1% of the outstanding common shares of GSI Group Inc. (“GSI”), which is the ultimate parent debtor in the above-captioned cases. This letter follows up on the earlier conversations between us regarding the timing of a shareholder meeting for GSI (together with its debtor affiliates, the “Debtors”) and Mr. Bershad’s request for the appointment of an official committee of equity security holders for GSI (the “Equity Committee”).
     As you are also aware, GSI has not filed required financial reports with the Securities and Exchange Commission (“SEC”) dating back to the third quarter of 2008. This led to a preliminary decision by NASDAQ to suspend the listing of GSI’s stock on November 5, 2009. Furthermore, the last meeting of shareholders to elect directors for GSI was held on May 15, 2008. On November 9, 2009, Mr. Bershad requested the Board of Directors of GSI to call a meeting of shareholders pursuant to Subsection 96(1) of the Business Corporations Act (New Brunswick) (the “Act”), for the purpose of electing directors; on November 19, 2009, Mr. Bershad filed a preliminary proxy statement with the SEC to solicit proxies to elect a new board of directors for GSI; and on November 20, 2009 Mr. Bershad delivered to GSI a request for access to GSI’s books and records (such request and, collectively with any other or similar requests, the “Requests”).
     On November 20, 2009 (the “Petition Date”), the Debtors filed voluntary chapter 11 cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware and filed a plan of reorganization (Docket No. 23) (the “Plan”) and an associated disclosure statement (Docket No. 24). The Plan is based on an agreement (the “Plan Support Agreement”) between the Debtors and the majority holders (collectively, the “Noteholders”) of GSI’s existing $210 million in principal value 11% unsecured notes regarding the capital structure of the reorganized Debtors. GSI has also filed a motion (Docket No. 22) (the “Assumption Motion”) seeking authority to assume the Plan Support Agreement.

William R. Baldiga, Esq.
December 2, 2009

     In response to the Debtors’ filing of chapter 11 petitions, the Plan and the Assumption Motion, on November 23, 2009, Mr. Bershad sent a letter to the United States Trustee requesting the appointment of the Equity Committee. On November 27, 2009, the board of directors of GSI called a meeting of GSI’s shareholders for April 30, 2010 and GSI published a notice of such date by filing an 8-K with the SEC.
     Since Mr. Bershad made the request for appointment of an Equity Committee, we have engaged in discussions regarding the possible consensual resolution of the request for appointment of an Equity Committee, the holding of a shareholder meeting to elect members to the Board and the Requests. Pursuant to these discussions, Mr. Bershad and the Debtors have agreed on the resolution of these matters in the manner described below.
     1. Support of Request for Appointment of an Equity Committee. The Debtors will support Mr. Bershad’s request to the United States Trustee (the “UST”) (and the similar request made by another shareholder) for appointment of an Equity Committee. In addition, the Debtors will not oppose any request of Mr. Bershad to the UST to be a member of the Equity Committee (conditioned on Mr. Bershad’s compliance with the guidelines for members developed by the UST and applicable law, the Debtors not having a reasonable basis to object to Mr. Bershad’s membership after reviewing Mr. Bershad’s completed questionnaire, and satisfactory resolution of any conflict or other issue raised by the UST or other third party).
     2. Agreement on Date of Shareholder Meeting. Mr. Bershad will not contest the Board’s setting the date of the shareholders meeting in response to his meeting request for April 30, 2010; provided, however, that if any of the events set forth in paragraph 4 below (the “Change Events”) occur, Mr. Bershad reserves his right to (i) contest the Board’s setting the meeting date for April 30, 2010, and (ii) seek an earlier meeting date. Further, if (i) none of the Change Events has occurred on or before April 30, 2010 and (ii) the effective date of any plan of reorganization confirmed in the Chapter 11 Cases has not occurred prior to April 30, 2010, Mr. Bershad will not oppose GSI’s reasonable adjournment of such meeting if necessary to permit the effective date of any plan of reorganization confirmed in the Chapter 11 Cases to occur prior to such meeting; provided, however, such promise to not oppose any such adjournment shall not apply to any adjournment sought for a date after June 30, 2010.
     3. Deferral of Information Request. Mr. Bershad will defer pursuing any Requests until after the earlier of the occurrence of a Change Event or the effective date of any plan of reorganization confirmed in the Chapter 11 Cases.

William R. Baldiga, Esq.
December 2, 2009

     4. Change Events. Mr. Bershad’s agreement not to contest the April 30, 2010 meeting date or pursue any Requests, as set forth above, shall terminate if any of the following occur:
a. the Equity Committee is not appointed by December 31, 2010 or, if appointed, is disbanded for any reason;
b. the Debtors file a request (or support the request of any other party) to disband the Equity Committee;
c. GSI does not respond to any reasonable information requests from the Equity Committee within a reasonable time;
d. the Debtors announce their intention to seek confirmation of any plan that provides for materially less favorable treatment (as compared to the Plan filed on the Petition Date) for GSI’s present holders of common stock (a “Less Favorable Plan”), or the Debtors file a Less Favorable Plan or a motion or other request for the court’s approval of a transaction that provides for materially less favorable treatment (as compared to the Plan filed on the Petition Date) for present holders of GSI’s common stock; provided, however, that any reduction in the amount of New Common Shares, New $1.10 Warrants or New $2.00 Warrants (as such terms are defined in the Plan filed on the Petition Date) to be distributed to present holders of GSI’s common stock (as compared to the Plan filed on the Petition Date) shall constitute materially less favorable treatment.
e. any party files in the Chapter 11 Cases a Less Favorable Plan, including any modifications to the Plan filed on the Petition Date that would make it a Less Favorable Plan; or
f. the Debtors file any motion seeking approval of the sale of substantially all of their assets or the Chapter 11 Cases are dismissed or converted to cases under Chapter 7.
     5. Exclusive Agreement. This letter agreement sets forth the entire agreement between Mr. Bershad and GSI with respect to the matters contained herein.

William R. Baldiga, Esq.
December 2, 2009

     If this letter accurately reflects our agreement, please sign this letter in the acknowledgment space below. Please do not hesitate to contact me with any questions.

Very truly yours,
/s/ Carl E. Black
Carl E. Black

cc:      Stephen W. Bershad
          On behalf of the Debtors, the undersigned counsel to GSI confirms that this letter accurately reflects the agreement between the Debtors and Mr. Bershad.

Dated: 12/02/2009	Signature:	/s/ William R. Baldiga, Esq
William R. Baldiga, Esq.
Brown Rudnick LLP